UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                               KASPER A.S.L., LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    485808109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Leon Frenkel
                            c/o TRIAGE Management LLC
                                 401 City Avenue
                                    Suite 526
                              Bala Cynwyd, PA 19004
                                 (610) 668-0404
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 April 23, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. __

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 485808109


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        TRIAGE Management LLC
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)
                                                                        (b)
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)  ___
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               0
      NUMBER OF       ----------------------------------------------------------
        SHARES          8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                470,000
         EACH         ----------------------------------------------------------
      REPORTING         9      SOLE DISPOSITIVE POWER
        PERSON
         WITH                  0
                      ----------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               470,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          470,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.91%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

CUSIP NO. 485808109


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        TRIAGE Capital Management, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)
                                                                        (b)
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)  ___
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               176,500
      NUMBER OF       ----------------------------------------------------------
        SHARES          8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                0
         EACH         ----------------------------------------------------------
      REPORTING         9      SOLE DISPOSITIVE POWER
        PERSON
         WITH                  176,500
                      ----------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          176,500
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [X]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.59%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

CUSIP NO. 485808109


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        TRIAGE Offshore Fund, Ltd.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)
                                                                        (b)
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)  ___
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               187,000
      NUMBER OF       ----------------------------------------------------------
        SHARES          8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                0
         EACH         ----------------------------------------------------------
      REPORTING         9      SOLE DISPOSITIVE POWER
        PERSON
         WITH                  187,000
                      ----------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          187,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [X]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.75%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

CUSIP NO. 485808109


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        TRIAGE Advisors, LLC
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)
                                                                        (b)
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)  ___
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               0
      NUMBER OF       ----------------------------------------------------------
        SHARES          8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                187,000
         EACH         ----------------------------------------------------------
      REPORTING         9      SOLE DISPOSITIVE POWER
        PERSON
         WITH                  0
                      ----------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               187,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          187,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [X]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.75%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

CUSIP NO. 485808109


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        OTA LLC
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)
                                                                        (b)
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)  ___
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               106,500
      NUMBER OF       ----------------------------------------------------------
        SHARES          8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                0
         EACH         ----------------------------------------------------------
      REPORTING         9      SOLE DISPOSITIVE POWER
        PERSON
         WITH                  106,500
                      ----------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          106,500
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [X]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.56%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          BD
--------------------------------------------------------------------------------

         ITEM 1.           SECURITY AND ISSUER

         The title of the class of equity securities to which this Schedule 13D relates is the common stock (the "Common Stock"), par value $0.01 per share, of Kasper A.S.L., Ltd., a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The principal offices of the Issuer are located at 77 Metro Way, Secaucus, New Jersey 07094.

         ITEM 2.           IDENTITY AND BACKGROUND

         The persons filing this Schedule 13D are Triage Management LLC, a Delaware limited liability company ("TM"), Triage Capital Management, L.P., a Delaware limited partnership ("TCML"), Triage Offshore Fund, Ltd., a Cayman Islands limited corporation ("TOF"), TRIAGE Advisors, LLC, a Delaware limited liability company ("TA") and OTA LLC, a Delaware limited liability company ("OTA", and together with TM, TCML, TOF and TA, the "Reporting Persons"). The Reporting Persons together may be deemed a "group" in accordance with Section 13(d)(3) of the Act (the "Group"). Set forth below is certain information relating to the Reporting Persons and, with respect to such Reporting Persons, information relating to their respective members, directors and executive officers:

         TM

         (a) Name: TRIAGE Management LLC.

         (b) Address:  401 City  Avenue,  Suite 526,  Bala Cynwyd,  Pennsylvania
19004.

         (c) Principal Business: General Partner of TCML.

         (d), (e) Certain Proceedings: During the past five (5) years, TM has not been the subject of any type of proceeding specified in Items 2(d) and 2(e) of Schedule 13D.

         (f)      Citizenship:  Delaware.

         Leon Frenkel ("Frenkel"), a United States Citizen, is the managing member of TM. His business address is 401 City Avenue, Suite 526, Bala Cynwyd, Pennsylvania 19004. During the past five (5) years, Frenkel has not been the subject of any type of legal proceeding specified in Items 2(d) and 2(e) of
Schedule 13D. His business occupation is investment manager.

         TCML

         (a) Name: TRIAGE Capital Management, L.P.

         (b) Address:  401 City  Avenue,  Suite 526,  Bala Cynwyd,  Pennsylvania
19004.

         (c) Principal Business: Investing in securities.

         (d), (e) Certain Proceedings: During the past five (5) years, TCML has not been the subject of any type of proceeding specified in Items 2(d) and 2(e) of Schedule 13D.

         (f)      Citizenship:  Delaware.

         TM is the general partner of TCML. TM's business address 401 City Avenue, Suite 526, Bala Cynwyd, Pennsylvania 19004. During the past five (5) years, TM has not been the subject of any type of legal proceeding specified in Items 2(d) and 2(e) of Schedule 13D.

         TOF

         (a) Name: TRIAGE Offshore Fund, Ltd.

         (b) Address: c/o I.F.A, 48 Par La Ville Road, Suite 464, Hamilton HW11, Bermuda.

         (c) Principal Business: Investing in securities.

         (d), (e) Certain Proceedings: During the past five (5) years, TOF has not been the subject of any type of proceeding specified in Items 2(d) and 2(e) of Schedule 13D.

         (f)      Citizenship:  Cayman Islands.

         TA is the investment manger for TOF. TA's business address is 401 City Avenue, Suite 526, Bala Cynwyd, Pennsylvania 19004. During the past five (5) years, TA has not been the subject of any type of legal proceeding specified in Items 2(d) and 2(e) of Schedule 13D.

         TA

         (a) Name: TRIAGE Advisors, LLC.

         (b) Address:  401 City  Avenue,  Suite 526,  Bala Cynwyd,  Pennsylvania
19004.

         (c) Principal Business: Investment manager of TOF.

         (d), (e) Certain Proceedings: During the past five (5) years, TA has not been the subject of any type of proceeding specified in Items 2(d) and 2(e) of Schedule 13D.

         (f)      Citizenship:  Delaware.

         Frenkel, a United States citizen, is the managing member of TA. Frenkel's business address is 401 City Avenue, Suite 526, Bala Cynwyd, Pennsylvania 19004. During the past five (5) years, Frenkel has not been the subject of any type of legal proceeding specified in Items 2(d) and 2(e) of
Schedule 13D. His principal business occupation is investment manager.

         OTA

         (a) Name: OTA LLC.

         (b) Address: One Manhattanville Road, Purchase, New York, 10577.

         (c) Principal Business: Broker dealer.

         (d), (e) Certain Proceedings: During the past five (5) years, OTA has not been the subject of any type of proceeding specified in Items 2(d) and 2(e) of Schedule 13D.

         (f)      Citizenship:  Delaware.

         Ira Leventhal, a United States citizen, may be deemed to be the controlling person of OTA. His business address is One Manhattanville Road, Purchase, New York, 10577. During the past five (5) years, Ira Leventhal has not been the subject of any type of legal proceeding specified in Items 2(d) and 2(e) of Schedule 13D. His business occupation is managing director of OTA.

         ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         TCML used working capital to purchase shares of the Issuer's Common Stock, as set forth on Exhibit B hereto (the "TCML Shares"). The aggregate purchase price for the TCML Shares was $66,022.80. TOF used working capital to purchase shares of Common Stock, as set forth on Exhibit B hereto (the "TOF Shares"). The aggregate purchase price for the TOF Shares was $76,722.90. OTA used working capital to purchase shares of Common Stock, as set forth on Exhibit B hereto (the "OTA Shares"). The aggregate purchase price for the OTA Shares was $11,496.80.

         ITEM 4.      PURPOSE OF TRANSACTION

         The Reporting Persons purchased common stock to acquire equity in the Issuer. The Reporting Persons intend to follow developments in the Issuer's Chapter 11 case and take action as they deem appropriate to attempt to enhance the value of their investment. The action may include communication with the Issuer, the Issuer's stockholders and other stakeholders, the Bankruptcy Court or other persons who may have an interest in the reorganization of the Issuer. It also may include advocacy for the formation and participation as a member of an equity committee. Depending on market conditions and other factors that may affect their investment judgment, the Reporting Persons may acquire additional securities of the Issuer or dispose of the Issuer's securities.

         ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, TCML beneficially owns 176,500 shares of Common Stock, constituting approximately 2.59% of the Issuer's Common Stock, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended and on the basis of the 6,800,000 outstanding shares of Common Stock as disclosed in the Issuer's Annual Report on Form 10-K for the period ended December 28, 2002.

         As of the date hereof, TOF beneficially owns 187,000 shares of Common Stock, constituting approximately 2.75% of the Issuer's Common Stock, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended and on the basis of the 6,800,000 outstanding shares of Common Stock as disclosed in the Issuer's Annual Report on Form 10-K for the period ended December 28, 2002.

         As of the date hereof, OTA beneficially owns 106,500 shares of Common Stock, constituting approximately 1.56% of the Issuer's Common Stock, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended and on the basis of the 6,800,000 outstanding shares of Common Stock as disclosed in the Issuer's Annual Report on Form 10-K for the period ended December 28, 2002.

         By reason of its position or relationship with TOF, TCML and OTA, TM may be deemed to share beneficial ownership of the Issuer's shares owned by each such Reporting Person. By reason of its position with TOF, TA may be deemed to share beneficial ownership the Issuer's shares owned by TOF. In addition, the Reporting Persons may be deemed a Group, which in the aggregate may be deemed to beneficially own a total of 470,000 shares of Common Stock, consisting of 6.91% of the Issuer's Common Stock. Each of the Reporting Persons disclaims membership in the Group and disclaims beneficial ownership of any shares other than those shares such Reporting Person reports having sole dispositive and voting power over.

         To the knowledge of TM, TCML, TOF, TA and OTA, none of the directors, executive officers, controlling persons, partners or members, as the case may be, of TM, TCML, TOF, TA or OTA beneficially own any shares of Common Stock.

         (b) TCML has the power to direct the vote and disposition of all 176,500 shares of Common Stock it beneficially owns. TOF has the power to direct the vote and disposition of all 187,000 shares of Common Stock it beneficially owns. OTA has the power to direct the vote and disposition of all 106,500 shares of Common Stock it beneficially owns. TM, by reason of its position and relationship with TOF and TCML, may be deemed to share beneficial ownership with TOF and TCML, and may be deemed to have the power to direct the vote and disposition of all 470,000 shares of Common Stock its has indirect beneficial ownership of. By virtue of its position with TOF, TA may be deemed to share beneficial ownership with TOF and may be deemed to have the power to direct the vote and disposition of the 187,000 shares of Common

Stock it owns indirectly. Each of the Reporting Persons disclaims membership in the Group and disclaims beneficial ownership of any shares other than those shares of such Reporting Person reports having sole dispositive and voting power over.

          (c) The dates and amount of each acquisition of Shares are listed on Exhibit B hereto. Except as set forth on Exhibit B hereto, there have been no transactions in securities of the Issuer by any of the Reporting Persons.

         (d) Not applicable.

         (e) Not applicable.

         ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
                      OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.

         ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

         The following document is filed as an Exhibit to this Schedule 13D:

         EXHIBIT A:        Joint Filing Agreement, dated May 2, 2003.

         EXHIBIT B:        As described in Item 5.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  May 2, 2003                         TRIAGE Management LLC



                                            By: /s/ Leon Frenkel
                                                ------------------------------
                                                Name:   Leon Frenkel
                                                Title:  Managing Member


Dated:  May 2, 2003                         TRIAGE Capital Management, L.P.


                                            By: /s/ Leon Frenkel
                                                ------------------------------
                                                Name:   Leon Frenkel
                                                Title:  Senior Managing Member


Dated:  May 2, 2003                         TRIAGE Offshore Fund, Ltd.


                                            By: /s/ Leon Frenkel
                                                ------------------------------
                                                Name:   Leon Frenkel
                                                Title:  Senior Managing Director


Dated:  May 2, 2003                         TRIAGE Advisors, LLC


                                            By: /s/ Leon Frenkel
                                                ------------------------------
                                                Name:   Leon Frenkel
                                                Title:  Managing Member


Dated:  May 2, 2003                         OTA LLC


                                            By: /s/ Richard Cayne
                                                ------------------------------
                                                Name:   Richard Cayne
                                                Title:  General Counsel